UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279402

(CUSIP Number)

WL Ross & Co. LLC 1166 Avenue of the Americas New York, New York 10036 Attention: Michael J. Gibbons Telephone Number: (212) 826-1100

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269279402	Page	2	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WL Ross & Co. LLC is the investment manager of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”), WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”), WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”), WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) and WLR IV Parallel ESC, L.P. (“Parallel Fund”). Fund IV AIV I holds directly 7,297,200 shares of common stock of the Issuer, Fund IV AIV II holds directly 7,295,363 shares of common stock of the Issuer, Fund IV AIV III holds directly 7,296,950 shares of common stock of the Issuer, Co-Invest Fund AIV holds directly 7,524,915 shares of common stock of the Issuer; WLR/GS Fund AIV holds directly 2,006,248 shares of common stock of the Issuer and Parallel Fund holds directly 83,401 shares of common stock of the Issuer. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III. WLR Select Associates LLC is the general partner of Co-Invest Fund AIV. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	3	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV I, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,297,200 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,297,200 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,297,200(1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 7,297,200 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV I.

CUSIP No.	269279402	Page	4	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV II, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,295,363 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,295,363 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,295,363 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 7,295,363 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV II.  WL Ross & Co. LLC is the investment manager of Fund IV AIV II.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV II.

CUSIP No.	269279402	Page	5	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV XCO AIV III, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,296,950 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,296,950 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,296,950 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 7,296,950 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV III.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares held by Fund IV AIV III.

CUSIP No.	269279402	Page	6	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,524,915 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,524,915 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,915 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC may be deemed to share voting and dispositive power over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	7	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment XCO AIV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,006,248 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,006,248 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,248 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 2,006,248 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	8	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,401 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,401 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,401 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	9	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,401 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,401 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,401 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON CO
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	10	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,401 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,401 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,401 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”), WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”). WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund.  INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	11	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,006,248 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,006,248 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,006,248 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR/GS Master Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”)  holds directly 2,006,248 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC.  WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV.  WL Ross & Co. LLC is the investment manager of WLR/GS Fund AIV.

Accordingly, WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by WLR/GS Fund AIV.

CUSIP No.	269279402	Page	12	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Select Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,524,915 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,524,915 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,915 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Select Associates LLC.  WLR Select Associates LLC is the general partner of Co-Invest Fund AIV.  WL Ross & Co. LLC is the investment manager of Co-Invest Fund AIV.

Accordingly, WLR Select Associates LLC may be deemed to share voting and dispositive power with WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Co-Invest Fund AIV.

CUSIP No.	269279402	Page	13	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,972,914 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,972,914 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,972,914 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 7,297,200 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 7,295,363 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 7,296,950 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.  WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III and Parallel Fund.  Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of WLR IV Parallel ESC, L.P. (“Parallel Fund”), which holds directly 83,401 shares of common stock of the Issuer. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group, L.P. over the shares held by Fund IV AIV III and (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	14	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON PN
(1)
WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 7,297,200 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 7,295,363 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 7,296,950 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 2,006,248 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III. WLR Select Associates LLC is the general partner of Co-Invest Fund AIV. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV. WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	15	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,504,077 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON OO
(1)
WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 7,297,200 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 7,295,363 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 7,296,950 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 2,006,248 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III. WLR Select Associates LLC is the general partner of Co-Invest Fund AIV. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV. WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

CUSIP No.	269279402	Page	16	of	25

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750
	8	SHARED VOTING POWER 31,504,077 (1) (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,750
	10	SHARED DISPOSITIVE POWER 31,504,077 (1) (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,507,827 (1) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14	TYPE OF REPORTING PERSON IN
(1)
WLR Recovery Fund IV XCO AIV I, L.P. (“Fund IV AIV I”) holds directly 7,297,200 shares of common stock of the Issuer, WLR Recovery Fund IV XCO AIV II, L.P. (“Fund IV AIV II”) holds directly 7,295,363 shares of common stock of the Issuer and WLR Recovery Fund IV XCO AIV III, L.P. (“Fund IV AIV III”) holds directly 7,296,950 shares of common stock of the Issuer, WLR Select Co-Investment XCO AIV, L.P. (“Co-Invest Fund AIV”) holds directly 7,524,915 shares of common stock of the Issuer, WLR/GS Co-Investment XCO AIV, L.P. (“WLR/GS Fund AIV”) holds directly 2,006,248 shares of common stock of the Issuer and WLR IV Parallel ESC, L.P. (“Parallel Fund”) holds directly 83,401 shares of common stock of the Issuer.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC, WLR Select Associates LLC and WLR Master Co-Investment GP, LLC.  WLR Recovery Associates IV LLC is the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III. WLR Select Associates LLC is the general partner of Co-Invest Fund AIV. WLR Master Co-Investment GP, LLC is the general partner of WLR/GS Fund AIV. WL Ross & Co. LLC is the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund, WLR/GS Fund AIV and Parallel Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which is in turn the general partner of Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have agreed that Parallel Fund will make investments on a pro rata basis in parallel with Fund IV.

Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV I; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV II; (iii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares held by Fund IV AIV III; (iv) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Select Associates LLC over the shares held by Co-Invest Fund AIV; (v) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares held by WLR/GS Fund AIV and (vi) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares held by Parallel Fund.

Wilbur L. Ross, Jr. is a director of the Issuer.  Mr. Ross is deemed to beneficially own 3,750 shares of common stock of the Issuer in respect of currently exercisable options directly owned by Mr. Ross.  In addition, Mr. Ross directly owns options, which are not exercisable in the next 60 days, to purchase 6,250 shares of common stock of the Issuer.  All such options were automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan.

Item 1. Security and Issuer

This Amendment No. 9 (this “Amendment No. 8”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2010, as amended by Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D filed with the SEC on January 25, Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the SEC on January 27, 2011, Amendment No. 3 (“Amendment No. 3”) to the Statement on Schedule 13D filed with the SEC on February 4, 2011, Amendment No. 4 (“Amendment No. 4”) to the Statement on Schedule 13D filed with the SEC on July 28, 2011, Amendment No. 5 (“Amendment No. 5”) to the Statement on Schedule 13D filed with the SEC on August 8, 2011, Amendment No. 6 to the Statement on Schedule 13D filed with the SEC on August 31, 2011, Amendment No. 7 to the Statement on Schedule 13D filed with the SEC on February 7, 2012, and Amendment No. 8 to the Statement on Schedule 13D filed with the SEC on March 5, 2012  (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 12377 Merit Drive, Suite 1700, LB 82, Dallas, TX 75251.

Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by deleting the first sentence thereof and replacing it with the following:

The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

•	WL Ross & Co. LLC, the investment manager of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund (each as defined below).

•	WLR Recovery Fund IV XCO AIV I, L.P., an alternative investment vehicle for WLR Recovery Fund IV, L.P. (“Fund IV”) (“Fund IV AIV I”).

•	WLR Recovery Fund IV XCO AIV II, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV II”).

•	WLR Recovery Fund IV XCO AIV III, L.P., an alternative investment vehicle for Fund IV (“Fund IV AIV III”).

•	WLR Select Co-Investment XCO AIV, L.P., an alternative investment vehicle for WLR Select Co-Investment, L.P. (“Co-Invest Fund AIV”).

•	WLR/GS Master Co-Investment XCO AIV, L.P., an alternative investment vehicle for WLR/GS Master Co-Investment L.P. (“WLR/GS Fund AIV”).

•	WLR IV Parallel ESC, L.P. (“Parallel Fund”).

•	Invesco Private Capital, Inc., the managing member of INVESCO WLR IV Associates LLC.

•	INVESCO WLR IV Associates LLC, the general partner of Parallel Fund.

•	WLR Master Co-Investment GP, LLC, the general partner of WLR/GS Fund AIV.

•	WLR Select Associates LLC, the general partner of Co-Invest Fund AIV.

•	WLR Recovery Associates IV LLC, the general partner of Fund IV AIV I, Fund IV AIV II and Fund IV AIV III.

•	WL Ross Group, L.P., the managing member of WLR Recovery Associates IV LLC.

•	El Vedado, LLC, the general partner of WL Ross Group, L.P.

•	Wilbur L. Ross, Jr., the Chairman and Chief Executive Officer of WL Ross & Co. LLC and managing member of El Vedado, LLC.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

31,504,077 of the 31,507,827 shares of Common Stock reported herein by the Reporting Persons were acquired for an aggregate purchase price of approximately $509,642,683 (excluding brokerage commissions). Such shares of Common Stock were acquired with cash from the limited partners of Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund, and of certain affiliated funds for which the foregoing serve as alternative investment vehicles.

Wilbur L. Ross, Jr. is a director of the Issuer.  3,750 of the 31,507,827 shares of Common Stock reported herein by the Reporting Persons are deemed to be beneficially owned by Mr. Ross in respect of currently exercisable options directly owned by Mr. Ross.  All such options were automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Effective as of March 2, 2012, Wilbur L. Ross, Jr. was appointed by the Board of Directors of the Issuer (the “Board”) to serve as a director on the Board, and was reelected as a director by the shareholders of the Issuer on June 11, 2013 at the Issuer’s 2013 Annual Meeting.  As of the date of this Amendment No. 9, there are no currently effective contractual arrangements between the Issuer and any of the Reporting Persons with respect to Mr. Ross’s appointment as director.

Rights Offering Letter Agreement

Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV and Parallel Fund (the “Fund Parties”) have entered into an agreement with the Issuer regarding certain transactions involving securities of the Issuer (the “Agreement”). The following is a summary of the Agreement.

Under the Agreement, the Issuer agrees to (i) use its reasonable best efforts to (a) set the record date to occur as soon as reasonably practicable and (b) effectuate a distribution of rights to purchase shares of Common Stock (the “Rights Offering”) and file a registration statement on Form S-3 (the “Registration Statement”) to register the issuance of shares of Common Stock to be issued in the Rights Offering, in each case as promptly as practicable and (ii) use its best efforts to file within ten business days following the closing of the Rights Offering a registration statement providing for the offer and sale of all shares of Common Stock held by the Fund Parties to the public, from time to time, on a delayed or continuous basis, and cause such registration statement to be declared effective as promptly as practicable.  Pursuant to the Rights Offering, the Issuer would distribute, at no charge to each of the Issuer’s existing holders of Common Stock, transferable rights (the “Rights”) to purchase up to an aggregate of approximately $273 million in shares of Common Stock at a per share subscription price equal to $5.00 per share (the “Subscription Price”).  One Right will be distributed for every four shares of Common Stock held by each holder of shares as of the record date for the Rights Offering, and (i) each Right will entitle the holder thereof to purchase one newly issued share of Common Stock at the Subscription Price (the “Basic Subscription Privilege”) and (ii) each holder of Rights who exercises its Basic Subscription Privilege in full will be entitled to subscribe for, at the Subscription Price, any shares of Common Stock not purchased pursuant to the Basic Subscription Privilege (and in the event that such over-subscription requests exceed the number of such un-purchased shares, the Issuer will allocate the available shares pro rata amongst such requesting holders in proportion to the number of shares of Common Stock each of them owned on the record date, relative to the number of shares owned on the record date by all such requesting shareholders) (the “Over-Subscription Privilege”).

Under the Agreement, the Fund Parties have agreed that, subject to certain terms and conditions, they will (i) exercise in full their Basic Subscription Privilege and (ii) exercise in full their Over-Subscription Privilege to acquire all of the available shares; provided, that in exercising the Over-Subscription Privilege, the Fund Parties will not be required to acquire an amount of shares of Common Stock exceeding the lesser of (a) 100% of the shares of Common Stock that were not purchased pursuant to the Basic Subscription Privilege (such shares, the “Unsubscribed Shares”) and (b) an amount of Unsubscribed Shares equal to 50% of the total amount of shares of Common Stock offered in the Rights Offering.  Moreover, such percentages and amounts may be reduced by mutual agreement of the Issuer and the Fund Parties in the event that an existing shareholder of the Issuer provides an exercise commitment in connection with the Rights Offering.  All shares of Common Stock purchased by the Fund Parties pursuant to the Agreement will be purchased at the Subscription Price.

The Fund Parties’ obligation to purchase shares of Common Stock in the Rights Offering is subject to certain terms and conditions, including (i) the entry into a rights exercise agreement, registration rights agreement and such other agreements as the parties may reasonably determine in their sole discretion (the “purchase agreements”), containing customary terms and conditions and (ii) the ability of the Fund Parties to terminate the Agreement upon certain events, including if (A) the Registration Statement is not filed with the SEC or the purchase agreements are not executed by December 31, 2013, (B) the Rights Offering is not completed by March 31, 2014, (C) the Fund Parties acquisition of shares of Common Stock pursuant to the Agreement is not completed by April 7, 2014 or (D) there has occurred any change, or any development involving a prospective change, in the condition, or in the earnings, business or operations, of the Issuer and its subsidiaries, taken as a whole, that, as determined by the Fund Parties acting reasonably, is material and adverse and that makes it, in the reasonable determination of the Fund Parties, impracticable to proceed with the Rights Offering.  In addition, either the Issuer or the Fund Parties may terminate the Agreement if (1) any governmental entity has issued any judgment or injunction or has otherwise prohibited the Rights Offering or the acquisition of shares by the Fund Parties pursuant to this letter agreement, (2) a stop order has been issued on the Registration Statement or there has been a suspension of trading in the Issuer’s common stock or trading in securities generally on the New York Stock Exchange or (3) the other party is in breach of, or has failed to comply with, any of its representations, warranties or covenants (subject to a 15 day cure period following notice).

The foregoing description of the Agreement is qualified in its entirety by the Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Without limiting the foregoing, the Reporting Persons reserve the right to exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any.  Each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law) to, from time to time, (i) purchase or otherwise acquire additional shares of Common Stock, or other securities or interests of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities, and/or (v) engage in or encourage communications with, directly or through intermediaries, the Issuer, members of management, the Board, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring (A) extraordinary corporate transactions (including transactions in which the Reporting Persons and/or its affiliates may be proposed as acquirers) or sales or acquisitions of assets or businesses, (B) changes to the Issuer’s capitalization or dividend policy, (C) other changes to the Issuer’s business or structure or (D) one or more of the other actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) As of the close of business on November 22, 2013, the Reporting Persons beneficially own, in the aggregate, a total of 31,507,827 shares of Common Stock, which represent approximately 14.4% of the Issuer’s outstanding Common Stock. Fund IV AIV I holds directly 7,297,200 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock, Fund IV AIV II holds directly 7,295,363 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock, Fund IV AIV III holds directly 7,296,950 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common Stock, Co-Invest Fund AIV holds directly 7,524,915 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock, WLR/GS Fund AIV holds directly 2,006,248 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock and Parallel Fund holds directly 83,401 shares of Common Stock, representing approximately 0.04% of the outstanding shares of Common Stock.  In addition, Wilbur L. Ross, Jr. is deemed to beneficially own 3,750 shares of common stock of the Issuer in respect of currently exercisable options directly owned by Mr. Ross.  As of the close of business on November 22, 2013, the number of shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in rows 7 through 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated by reference into this Item 5 by reference). All percentages set forth in this paragraph are based on 218,347,984 shares of Common Stock outstanding as of October 24, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Issuer’s fiscal quarter ended September 30, 2013.

Except for Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV, Parallel Fund and Wilbur L. Ross, Jr. (in each case, solely with respect to the securities directly held by each such Reporting Person), each of the Reporting Persons disclaims beneficial ownership of the securities referred to in this Schedule 13D, and the filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement. Fund IV AIV I, Fund IV AIV II, Fund IV AIV III, Co-Invest Fund AIV, WLR/GS Fund AIV, Parallel Fund and Wilber L. Ross, Jr. each disclaim beneficial ownership of the shares held directly by the other.

(c) No Reporting Person has effected any transaction in shares of Common Stock since Amendment No. 8, except as set forth in the attached Schedule I.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 with respect to the Agreement is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 99.5
Letter Agreement, dated as of November 22, 2013, by and among Exco Resources, Inc., WLR Recovery Fund IV XCO AIV I, L.P., WLR Recovery Fund IV XCO AIV II, L.P., WLR Recovery Fund IV XCO AIV III, L.P., WLR Select Co-Investment XCO AIV, L.P., WLR/GS Master Co-Investment XCO AIV, L.P., and WLR IV Parallel ESC, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2013

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross Jr.
Name: Wilbur L. Ross, Jr.
its Managing Member

WLR RECOVERY FUND IV XCO AIV I, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV XCO AIV II, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND IV XCO AIV III, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR SELECT CO-INVESTMENT XCO AIV, L.P.

By:	WLR Select Associates LLC
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR/GS MASTER CO-INVESTMENT XCO AIV, L.P.

By:	WLR Master Co-Investment GP, LLC
its General Partner

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV ASSOCIATES LLC
its General Partner

By:	INVESCO Private Capital, Inc.
its Managing Member

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.
its Chief Executive Officer

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR SELECT ASSOCIATES LLC

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR MASTER CO-INVESTMENT GP, LLC

By:	WL Ross Group, L.P.,
its Managing Member

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.
its Chief Executive Officer

INVESCO WLR IV ASSOCIATES LLC

By:	INVESCO Private Capital, Inc.
its Managing Member

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross
its Chief Executive Officer

WL ROSS GROUP, L.P.

By:	El Vedado, LLC, its General Partner

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross Jr.
Wilbur L. Ross, Jr.

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock*	Price Per Share**
Fund IV AIV I	6/18/2012	Purchase	8,256	$6.71
Fund IV AIV I	6/19/2012	Purchase	58,724	$6.90
Fund IV AIV I	6/20/2012	Purchase	140,294	$6.90
Fund IV AIV I	6/20/2012	Purchase	91,294	$6.77
Fund IV AIV I	6/21/2012	Purchase	160,581	$6.82
Fund IV AIV I	6/22/2012	Purchase	52,439	$6.54
Fund IV AIV II	6/18/2012	Purchase	8,254	$6.71
Fund IV AIV II	6/19/2012	Purchase	58,710	$6.90
Fund IV AIV II	6/20/2012	Purchase	140,259	$6.90
Fund IV AIV II	6/20/2012	Purchase	91,272	$6.77
Fund IV AIV II	6/21/2012	Purchase	160,542	$6.82
Fund IV AIV II	6/22/2012	Purchase	52,425	$6.54
Fund IV AIV III	6/18/2012	Purchase	8,256	$6.71
Fund IV AIV III	6/19/2012	Purchase	58,722	$6.90
Fund IV AIV III	6/20/2012	Purchase	140,290	$6.90
Fund IV AIV III	6/20/2012	Purchase	91,291	$6.77
Fund IV AIV III	6/21/2012	Purchase	160,576	$6.82
Fund IV AIV III	6/22/2012	Purchase	52,437	$6.54
Parallel Fund	6/18/2012	Purchase	416	$6.71
Parallel Fund	6/19/2012	Purchase	671	$6.90
Parallel Fund	6/20/2012	Purchase	1,603	$6.90
Parallel Fund	6/20/2012	Purchase	1,043	$6.77
Parallel Fund	6/21/2012	Purchase	1,835	$6.82
Parallel Fund	6/22/2012	Purchase	599	$6.54
WLR/GS Fund AIV	6/18/2012	Purchase	313,000	$6.71
WLR/GS Fund AIV	6/19/2012	Purchase	23,973	$6.90
WLR/GS Fund AIV	6/20/2012	Purchase	38,572	$6.90
WLR/GS Fund AIV	6/20/2012	Purchase	25,100	$6.77
WLR/GS Fund AIV	6/21/2012	Purchase	44,149	$6.82
WLR/GS Fund AIV	6/22/2012	Purchase	14,417	$6.54
Wilbur L. Ross, Jr.	11/01/2012	Grant of Options	5,000***	N/A
Wilbur L. Ross, Jr.	11/01/2013	Grant of Options	5,000****	N/A

*	The number of securities reported represents an aggregate number of shares purchased in multiple open market transactions over a range of purchase prices.

**
The price reported represents the weighted average price (excluding brokerage commissions).  Each of the Reporting Persons undertakes to provide the staff of the SEC, the Issuer or a stockholder of the Issuer, upon request, the number of shares purchased by such Reporting Person at each separate price within the range.

***
Representing unexercised options to purchase 5,000 shares of Common Stock, automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan on November 1, 2012.  The options vest in four equal installments beginning on November 1, 2012.  As of November 22, 2013, 50%, or options to purchase 2,500 shares of Common Stock, have vested, and the remaining options are not exercisable within sixty days.

****
Representing unexercised options to purchase 5,000 shares of Common Stock, automatically granted to Mr. Ross pursuant to the Issuer’s 2007 Director Plan on November 1, 2013.  The options vest in four equal installments beginning on November 1, 2013.  As of November 22, 2013, 25%, or options to purchase 1,250 shares of Common Stock, have vested, and the remaining options are not exercisable within sixty days.